ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice℠ – NY Variable Annuity Contracts

Supplement dated December 23, 2008 to the Contract Prospectus dated April 28, 2008, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 28, 2008. Please read it carefully and keep it with your current Contract Prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

The following contains changes to the contract's MGIB rider, ING LifePay Plus rider, and ING Joint LifePay Plus rider, and applies to contracts or riders issued **on or after February 2, 2009**, subject to state approval.

1. The "Optional Rider Charges" sub-section of the "Fees and Expenses" section on page 1 of your Contract Prospectus is deleted and replaced with the following:

Optional Rider Charges[1]

Minimum Guaranteed Income Benefit (MGIB) rider:

Maximum Annual Charge	Current Annual Charge
1.50% of the MGIB Benefit Base[2]	0.75% of the MGIB Benefit Base[2]

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. Optional rider charges are deducted from the contract value in your subaccount allocations. You may add only one optional rider to your contract.

[2] The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base and is calculated based on eligible premiums. Please see "Charges and Fees–Optional Rider Charges–Minimum Guaranteed Income Benefit (MGIB)" and "Optional Riders–Minimum Guaranteed Income Benefit Rider (MGIB)" later in this prospectus for more information.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.00% of the ING LifePay Plus Base[3]	0.60% of the ING LifePay Plus Base[3]

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.50% of the ING Joint LifePay Plus Base[4]	0.80% of the ING Joint LifePay Plus Base[4]

[3] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The current annual charge is 0.50% for riders issued prior to February 2, 2009. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees–Optional Rider Charges–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus)" and "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider" later in this prospectus.

[4] The ING Joint LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The current annual charge is 0.70% for riders issued prior to February 2, 2009. The ING Joint LifePay Plus Base is calculated based on contract value if this rider is added after contract value. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees–Optional Rider Charges–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus)" and "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider" later in this prospectus.

2. The fourth and sixth charts under the "Table of Separate Account Charges" sub- section of the "Fees and Expenses" section on page 3 of your Contract Prospectus are deleted and replaced with the following:

This table shows the total charges that you could pay if you elect the ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING LifePay Plus Base)	0.60%	0.60%
Total	1.60%	1.80%

This table shows the total charges that you could pay if you elect the ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **current** charges:

	Option Package I	Option Package II
Mortality & Expense Risk Charge	0.85%	1.05%
Asset-Based Administrative Charge	0.15%	0.15%
Current ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING Joint LifePay Plus Base)	0.80%	0.80%
Total	1.80%	2.00%

3. The first paragraph of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" sub-section of the "Charges and Fees" section on page 13 of your Contract Prospectus is deleted and replaced with the following:

The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.60%

The current annual charge is 0.50% for riders issued prior to February 2, 2009.

4. The first paragraph of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" sub-section of the "Charges and Fees" section on page 14 of your Contract Prospectus is deleted and replaced with the following:

The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.80%

The current annual charge is 0.70% for riders issued prior to February 2, 2009.

5. The "Calculation of MGIB Ratchet Benefit Base" subsection of the "ING Minimum Guaranteed Income Benefit Rider (the "MGIB Rider")" section on page 26 of your Contract Prospectus is deleted and replaced with the following:

    Calculation of MGIB Ratchet Benefit Base

    The MGIB Ratchet Base for Covered Funds and Special Funds equals:

    - On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

    - On each contract anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

        1) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

        2) the MGIB Ratchet Base for Covered Funds and Special Funds from the prior contract anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds and Special Funds, and transfers.

            For riders issued prior to February 2, 2009, the MGIB Ratchet Base for Covered Funds and Special Funds is recalculated on each "quarterly anniversary date" prior to attainment of age 90. A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of the month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value of the subsequent business day.

    - At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the MGIB Ratchet Base from the prior contract anniversary date (quarterly contract anniversary date for riders issued prior to February 2, 2009), adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds and Special Funds, and transfers.

6. The sixth, seventh, and eighth paragraphs of the "How the ING LifePay Plus Rider Works" section of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 31 of your Contract Prospectus is deleted and replaced with the following:

    During the Growth Phase (and, for riders issued after February 2, 2009, the Withdrawal Phase), the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received. In addition, on each contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

    - The current ING LifePay Plus Base; or
    - The current contract value. This is referred to as an annual "ratchet."

    For riders issued prior to February 2, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a quarterly ratchet.

    Also, on each of the first ten contract anniversaries ONLY after the annuitant has reached age 59½, the ING LifePay Plus Base is recalculated as the greatest of:

    - The current ING LifePay Plus Base; or
    - The current contract value; and
    - The ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." For riders issued prior to February 2, 2009, the step up is 7%.

7. The sixth, seventh, and eighth paragraphs of the "How the ING Joint LifePay Plus Rider Works" section of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 40 of your Contract Prospectus is deleted and replaced with the following:

    During the Growth Phase (and, for riders issued after February 2, 2009, the Withdrawal Phase), the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received. In addition, on each contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

    -   The current ING Joint LifePay Plus Base; or
    -   The current contract value. This is referred to as an annual "ratchet."

    For riders issued prior to February 2, 2009, the ING Joint LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a quarterly ratchet.

    Also, on each of the first ten contract anniversaries ONLY after the youngest active spouse has reached age 65, the ING Joint LifePay Plus Base is recalculated as the greatest of:

    -   The current ING Joint LifePay Plus Base; or
    -   The current contract value; and
    -   The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." For riders issued prior to February 2, 2009, the step up is 7%.

8. The last paragraph of the "How the ING LifePay Plus Rider Works" section of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 31 of your Contract Prospectus is deleted and replaced with the following:

    Currently, eligible premiums for purposes of determining the ING LifePay Plus Base and Maximum Annual Withdrawal include premiums received during both the Growth Phase and the Withdrawal Phase.

    For riders issued prior to February 2, 2009, additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset").

    We reserve the right to discontinue allowing premium payments during the Withdrawal Phase or the Growth Phase.

9. The last paragraph of the "How the ING Joint LifePay Plus Rider Works" section of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 40 of your Contract Prospectus is deleted and replaced with the following:

    Currently, eligible premiums for purposes of determining the ING LifePay Plus Base and Maximum Annual Withdrawal include premiums received during both the Growth Phase and the Withdrawal Phase.

    For riders issued prior to February 2, 2009, additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset").

    We reserve the right to discontinue allowing premium payments during the Withdrawal Phase or the Growth Phase.

10. The fourth paragraph of the "Guaranteed Withdrawal Status" sub-section of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 32 of your Contract Prospectus is deleted and replaced with the following:

Please note that with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less, due to your withdrawals (and reduction of the ING LifePay Plus Base as a result) while the rider was in the Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING LifePay Plus Base will **not** thereafter be automatically reset annually (quarterly, for contracts issued prior to February 2, 2009)–to the then current contract value if the contract value is higher–as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING LifePay Plus Reset" below.

11. The fourth paragraph of the "Guaranteed Withdrawal Status" sub-section of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 41 of your Contract Prospectus is deleted and replaced with the following:

Please note that with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less, due to your withdrawals (and reduction of the ING Joint LifePay Plus Base as a result) while the rider was in the Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING Joint LifePay Plus Base will **not** thereafter be automatically reset annually (quarterly, for contracts issued prior to February 2, 2009)–to the then current contract value if the contract value is higher–as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING LifePay Plus Reset" below.

12. The first two paragraphs of the "Determination of the Maximum Annual Withdrawal" subsection of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 32 of your Contract Prospectus are deleted and replaced with the following:

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of 1) the contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The <u>Maximum Annual Withdrawal percentages, which vary by the age of the annuitant on the date the Withdrawal Phase begins,</u> are as follows:

Maximum Annual Withdrawal Percentage	Annuitant's Age
4%	0 - 64
5%	65+

If the rider was issued prior to February 2, 2009, the Maximum Annual Withdrawal percentage is 5%, regardless of the age of the annuitant on the date the Withdrawal Phase begins.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to 4% will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

13. The first two paragraphs of the "Determination of the Maximum Annual Withdrawal" subsection of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 42 of your Contract Prospectus are deleted and replaced with the following:

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of 1) the contract value and 2) the ING Joint LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The <u>Maximum Annual Withdrawal percentages, which vary by the age of the youngest active spouse on the date the Withdrawal Phase begins,</u> are as follows:

Maximum Annual Withdrawal Percentage	Youngest Active Spouse Age
4%	0 - 64
5%	65+

If the rider was issued prior to February 2, 2009, the Maximum Annual Withdrawal percentage is 5%, regardless of the age of the youngest Active Spouse on the date the Withdrawal Phase begins.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to 4% will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

14. The "ING LifePay Plus Reset" subsection of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 35 of your Contract Prospectus is deleted and replaced with the following:

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current contract value if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

For riders issued prior to February 2, 2009, the ING LifePay Plus Base is reset on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this a quarterly ratchet.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING LifePay Plus Base will **not** thereafter be reset annually (or quarterly, as applicable), and the Maximum Annual Withdrawal will **not** be recalculated; no further resets will be available.

15. The "ING Joint LifePay Plus Reset" subsection of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 45 of your Contract Prospectus is deleted and replaced with the following:

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current contract value if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

For riders issued prior to February 2, 2009, the ING Joint LifePay Plus Base is reset on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this a quarterly ratchet.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING Joint LifePay Plus Base will **not** thereafter be reset annually (or quarterly, as applicable), and the Maximum Annual Withdrawal will **not** be recalculated; no further resets will be available.

16. The "Investment Option Restrictions" and "Accepted Funds" subsections of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 35 and the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider section on page 45 of your Contract Prospectus are deleted and replaced with the following:

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before February 2, 2009	20%

See "Fixed Allocation Funds Automatic Rebalancing," below for more information. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the contract. The rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

ING Liquid Assets Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Capital Appreciation Portfolio

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

17. The first sentence of the first paragraph of the "Fixed Allocation Funds Automatic Rebalancing" section of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider section on page 36 of your Contract Prospectus is deleted and replaced with the following:

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that a specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date.

The specified percentage depends on the rider's purchase date, as noted in "Investment Options Restrictions," above. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

    a) withdrawals from the Fixed Allocation Funds or Other Funds.

18. The first sentence of the first paragraph of the "Fixed Allocation Funds Automatic Rebalancing" section of the "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus")" Rider section on page 45 of your Contract Prospectus is deleted and replaced with the following:

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that a specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The specified percentage depends on the rider's purchase date, as noted in "Investment Options Restrictions," above. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3) withdrawals from the Fixed Allocation Funds or Other Funds.

19. The third paragraph of the "Continuation After Death -- Spouse" section of the "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus")" Rider section on page 36 of your Contract Prospectus is deleted and replaced with the following:

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly contract anniversary that the rider is continued:

    (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 4%. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the contract and the rider.

    (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 4%. Withdrawals are permitted pursuant to the other provisions of the rider.

4) The rider charges will restart on the quarterly contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.